SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES ACT OF 1934

For the Period Ended December 31, 1994              Commission File No. 0-6032

             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                            (Full title of the Plan)

                            COMPASS BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

       Delaware                                         63-0593897
- ------------------------                   -----------------------------------
(State of Incorporation)                   I.R.S. Employer Identification No.)

                              15 South 20th Street
                           Birmingham, Alabama 35233
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (205) 933-3000
                        -------------------------------
                        (Registrant's telephone number)

                            COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION
- ---------------------

Item 1  Audited statements of financial condition as of December 31, 1994 and 1993

Item 2 Audited statements of income and changes in plan equity for the three years ended December 31, 1994

                         INDEPENDENT AUDITORS' REPORT



  The Board of Directors
  Compass Bancshares, Inc.


  We have audited the accompanying statements of net assets available for plan benefits as of December 31, 1994 and 1993 of Compass Bancshares, Inc. Employee Stock Ownership Plan and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994, and the supplemental schedules as of and for each of the years in the three-year period ended December 31, 1994.
  In connection with our audits of the financial statements, we also have audited financial statement schedules I, II, III and IV. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ KPMG Peat Marwick LLP


  May 5, 1995


                           COMPASS BANCSHARES, INC.
                           EMPLOYEE STOCK OWNERSHIP
             Statements of Net Assets Available for Plan Benefits
                          December 31, 1994 and 1993



         Assets                                       1994            1993
         ------                                       ----            ----
Investments, at fair value (note 4):
     Compass Bancshares, Inc.
       common stock - (cost of $34,662,895
       and $29,425,329 for 1994 and 1993,
       respectively)                              $ 60,010,786    $ 56,671,890
     Compass Bank, Inc. common trust funds
       (cost of $4,338,692 and $3,561,574
       for 1994 and 1993, respectively)              5,219,088       4,413,906
     GIC mutual fund - Capital Preservation
      Fund                                           4,434,695           -
     Deposit administration contract                     -           5,155,623
     Money market fund (at cost which equals
       fair value)                                   1,582,853       2,388,443
     Loans to participants                              29,503          68,777
                                                  -------------   -------------
                                                    71,276,925      68,698,639

Dividends and interest income receivable               643,766         520,079
Cash                                                   375,698              85
Employee contributions receivable                      111,447          78,405
Employer contributions receivable                    2,990,173         660,409
Due from broker                                        175,491           -
                                                  -------------   -------------
          Total assets                            $ 75,573,500    $ 69,957,617
                                                  =============   =============

     Liabilities
     -----------
Cash overdraft                                           -               8,166
Due to broker                                        1,471,719           -
                                                  -------------   -------------
          Total liabilities                          1,471,719           8,166
                                                  -------------   -------------
          Net assets available for plan benefits  $  74,101,781   $ 69,949,451
                                                  =============   =============


  See accompanying notes to financial statements.


                          COMPASS BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                 Years Ended December 31, 1994, 1993 and 1992



                                          1994          1993          1992
                                          ----          ----          ----
Investment income:
 Dividends - Compass Bancshares, Inc.
   common stock                        $ 2,425,645   $ 1,947,834   $ 1,561,343
 Interest                                  378,804       352,126       431,141
                                       ------------  ------------  ------------
   Net investment income                 2,804,449     2,299,960     1,992,484

Net realized gain on sale of
  investments                              149,813        93,608        45,329
Unrealized appreciation
 (depreciation) of investments            (492,087)   (3,800,841)   11,568,485
                                       ------------  ------------  ------------
                                         2,462,175    (1,407,273)   13,606,298
                                       ------------  ------------  ------------
Contributions:
 Employee                                2,767,905     2,236,517     1,990,075
 Employer                                3,984,001     3,864,833     3,276,657
                                       ------------  ------------  ------------
                                         6,751,906     6,101,350     5,266,732
                                       ------------  ------------  ------------

Distributions  paid  to participants    (5,107,304)   (4,229,911)   (4,941,248)
Rollovers                                   45,553       784,819     1,297,520
                                       ------------  ------------  ------------
       Net increase                      4,152,330     1,248,985    15,229,302

Net assets available for plan
 benefits:
  Beginning of year                     69,949,451    68,700,466    53,471,164
                                       ------------  ------------  ------------
  End of year                          $74,101,781   $69,949,451   $68,700,466
                                       ============  ============  ============


  See accompanying notes to financial statements.

                          COMPASS BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN

                        Notes to Financial Statements

                       December 31, 1994, 1993 and 1992



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (A) BASIS OF PRESENTATION

      The accompanying financial statements of Compass Bancshares, Inc.
       Employee Stock Ownership Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.

   (B) INVESTMENTS IN SECURITIES

      Investments in securities are stated at fair value. The fair value of corporate securities is based on quotations obtained from national securities exchanges. Common trust funds and the money market portfolio are valued at current unit value. Deposit administration contracts are valued at contract value. Purchases and sales of securities are recorded on a trade-date basis.

   (C) PLAN EXPENSES

      The trust department of Compass Bank (the Trustee) is trustee for the Plan. Compass Bank is a wholly-owned banking subsidiary of Compass Bancshares, Inc. (the Company or Employer). Administration fees paid to the Trustee are reimbursed to the Plan by the Company. Trustee administration fees were $304,534, $289,575, and $263,073 for the years ended December 31, 1994, 1993 and 1992, respectively.

   (D) FEDERAL INCOME TAXES

      A determination letter has been submitted to the Internal Revenue
       Service to determine whether the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. The Plan administrators believe that the Plan qualifies under
       Section 401. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan except for appreciation in the value of Compass Bancshares, Inc. common stock which will not be taxed until the participant disposes of that stock.


(2) ORGANIZATION

   The Plan was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(3) DESCRIPTION OF PLAN

   (A) PARTICIPANT CONTRIBUTIONS

      Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10 percent of their compensation deferred and contributed to the Plan. There are 3,605 participants as of December 31, 1994.

      Participants may allocate their contributions, in multiples of 1 percent, to the following funds:

      (i) Fund A - Employee/Employer Company Stock Fund: Invested entirely in common stock of Compass Bancshares, Inc.;

      (ii) Fund B - Employee Growth Equity Fund: Invested primarily in a diversified portfolio of growth stocks. The assets of Fund B have been invested in the Compass Bank Employee Benefit Asset Growth Equity Collective Investment Fund;

      (iii) Fund C - Employee Capital Preservation Fund: Invested in the Capital Preservation Fund, a mutual fund that invests solely in guaranteed investment contracts with insurance companies;

      (iv)  Fund D - Compass Bank Employee Starburst Money Market Fund:
             Invested primarily in P-1 rated commercial paper and other money market instruments maturing in one year or less;

      (v) Fund E - Employee Value Equity Fund: Invested primarily in a diversified portfolio of defensive-oriented stocks stressing value and low price-to-earnings ratios. The collective fund may also invest in a significant amount of short-term cash equivalents. The assets of Fund E have been invested in the Compass Bank Employee Benefit Value Collective Investment Fund;

      (vi) Fund F - Employee Contrarian Equity Fund: Invested primarily in a diversified portfolio of stocks which are determined to be a good value notwithstanding the fact that the price of such stocks is currently depressed and that the stocks are currently out-of-favor with the market. The assets of Fund F have been invested in the Compass Bank Employee Benefit Basic Value Collective Investment Fund; and

      (vii) Fund G - Employee Short-Term, High Quality Bond Fund:
             Invested primarily in a diversified portfolio of corporate and governmental debt securities, money market funds, asset-backed securities, including collateralized mortgage obligations, and other types of securities. The assets of Fund G have been invested in the Compass Bank Employee Benefit Short-Term, High Quality Bond Fund. Fund G was originated in 1994.

      Funds B, E, F, and G are common trust funds of the trust department of Compass Bank. Compass Bank is the investment advisor for the Starburst Money Market Fund (Fund D).

   (B) EMPLOYER CONTRIBUTIONS

      The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2 percent of such Participant's base compensation. If the Employer's earnings reach a targeted amount, the Employer may contribute an additional 1 percent matching amount. Such contributions are allocated to employee amounts based on relative compensation. For the years ended December 31, 1994, 1993, and 1992, the employer's earnings reached the targeted amount and the matching contribution was the lesser of the Participant's elective contribution or 3 percent of the Participant's base compensation.

   (C) VESTING

      Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions and the Employer's matching contributions, including earnings thereon. A Participant acquires a vested interest in accounts attributable to Employer discretionary contributions based on length of employment, as follows:

             Years of Service        Vesting Percentage
             ----------------        ------------------

               Less than 5                     0
               5 or more                     100

   (D) FORFEITURES

      If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

   (E) WITHDRAWAL PROVISIONS

      Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

   (F) PRIORITIES UPON TERMINATION

      Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

   (G) ROLLOVERS

      During 1994, 1993 and 1992, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.

(4) INVESTMENTS

   The investments of the Plan as of December 31, 1994 and 1993 are summarized as follows:

                                             December 31, 1994
                               -----------------------------------------------
                                                            Fair
                                                            value
                                                             per
                                Number of                   share     Fair
                               shares/units      Cost      or unit    value
                               ------------      ----      -------    -----
Common stock -
 Compass Bancshares, Inc.        2,727,763   $ 34,662,895   22.00   60,010,786

Compass Bank, Inc. common
  trust funds-
   Employee Benefit Asset
    Growth Fund - Burridge          27,602      1,498,156   61.66    1,701,933
   Employee Benefit Value
    Equity Fund - Wedge             36,088      1,450,615   48.17    1,738,249
   Employee Benefit Contrarian
    Equity Fund - Chicago
     Asset Management               57,007      1,350,930   30.52    1,739,907
   Employee Benefit Short-Term,
    High Quality Bond Fund           2,885         38,991   13.52       38,999
                                 ---------   ------------           ----------
                                   123,582      4,338,692            5,219,088
GIC mutual fund - Capital
  Preservation Fund                443,470      4,434,695   10.00    4,434,695

Compass Bank, Inc. Starburst
  Money Market Fund              1,582,853      1,582,853    1.00    1,582,853

Loans to participants               29,503         29,503    1.00       29,503
                                             ------------           ----------
                                             $ 45,048,638           71,276,925
                                             ============           ==========

                                              December 31, 1993
                               -----------------------------------------------
                                                           Fair
                                                           value
                                                            per
                                Number of                  share       Fair
                               shares/units     Cost      or unit      value
                               ------------     ----      -------      -----
Common stock -
 Compass Bancshares, Inc.        2,575,995  $ 29,425,329   22.00    56,671,890

Compass Bank, Inc. common
  trust funds-
   Employee Benefit Asset
    Growth Fund - Burridge          22,299     1,154,112   62.69     1,397,815
   Employee Benefit Value
    Equity Fund - Wedge             31,340     1,200,203   47.91     1,501,445
   Employee Benefit Contrarian
    Equity Fund - Chicago
     Asset Management               53,685     1,207,259   28.21     1,514,646
                                 ---------  ------------            ----------
                                   107,324     3,561,574             4,413,906
Deposit administration
  contract                       5,155,623     5,155,623    1.00     5,155,623

Compass Bank, Inc. Starburst
  Money Market Fund              2,388,443     2,388,443    1.00     2,388,443

Loans to participants               68,777        68,777    1.00        68,777
                                            ------------            ----------
                                            $ 40,599,746            68,698,639
                                            ============            ==========

   The net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                                                                              Other     Combined
                                Fund A     Fund B   Fund E   Fund F    Fund G      ESOP       funds      funds
                             ------------ -------- --------  -------   ------   -----------  -------   ----------
Balance at December 31, 1991 $ 4,214,490  124,194   87,980    47,296      -     21,248,008       -     25,721,968
  Less:  Portion included in
    distributions to
    participants                 632,810  (19,531)     -         -        -      1,992,943     (198)    2,606,024
  Add:  1992 increase
    (decrease)                 2,596,911   39,854   56,512   105,907      -      8,770,643   (1,342)   11,568,485
                             ------------ -------- -------   -------   ------   -----------  -------   ----------
Balance at December 31, 1992   6,178,591  183,579  144,492   153,203      -     28,025,708   (1,144)   34,684,429
  Less:  Portion included in
    distributions to
    participants                 298,522      -        -         -        -      2,487,316   (1,144)    2,784,694
  Add:  1993 increase
    (decrease)                (1,109,644)  60,125  156,750   154,184      -     (3,062,256)      -     (3,800,841)
                             ------------ -------  -------   -------   ------   -----------  -------   -----------
Balance at December 31, 1993   4,770,425  243,704  301,242   307,387      -     22,476,136       -     28,098,894
  Less:  Portion included in
    distributions to
    participants                 337,582      -        -         -        -      1,040,938       -      1,378,520
  Add:  1994 increase
    (decrease)                  (358,969) (39,926) (13,609)   81,590       8      (161,181)      -       (492,087)
                             ------------ -------- --------  -------   ------   -----------  -------   -----------
Balance at December 31, 1994 $ 4,073,874  203,778   287,633  388,977       8    21,274,017       -     26,228,287
                             ============ ======== ========  =======   ======   ===========  =======   ===========


   Realized gains for the year ended December 31, 1994, 1993 and 1992 were comprised of the following:

                                                          1994
                                            ---------------------------------
                                             Sales      Aggregate   Realized
                                            proceeds      cost        gain
                                            ---------   ---------   ---------
   Common stock - Compass Bancshares, Inc.  $ 206,620    154,336    $  52,284
   Compass Bank, Inc. common trust funds      507,693    410,164       97,529
                                                                    ---------
                                                                    $ 149,813
                                                                    =========

                                                          1993
                                            ---------------------------------
                                             Sales      Aggregate   Realized
                                            proceeds      cost        gain
                                            ---------   ---------   ---------
   Common stock - Compass Bancshares, Inc.  $ 224,566    148,137    $  76,429
   Compass Bank, Inc. common trust funds      101,048     83,869       17,179
                                                                    ---------
                                                                    $  93,608
                                                                    =========

                                                          1992
                                            ---------------------------------
                                             Sales     Aggregate    Realized
                                            proceeds     cost         gain
                                            ---------  ---------    ---------
   Common stock - Compass Bancshares, Inc.  $  98,316     53,066    $  45,250
   Compass Bank, Inc. common trust funds        6,079      6,000           79
                                            ---------  ---------    ---------
                                                                    $  45,329
                                                                    =========

(5) RECONCILEMENT OF AUDITED FINANCIAL STATEMENTS TO FORM 5500

      Distributions payable to employees who have withdrawn from participation in the Plan of $2,680,686 and $1,789,684 as of December 31, 1994 and 1993 have been included in net assets available for plan benefits in the financial statements. These amounts are reflected as a liability in the Form 5500.


                         COMPASS BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN

 Allocation of Net Assets Available for Plan Benefits to Investment Programs

                            December 31, 1994



                 Fund A -Fund B  - Fund C - Fund D - Fund E - Fund F  -Fund G  -ESOP
               Employee/EmployeeEmployeeEmployeeEmployeeEmployeeEmployeeEmployer
              EmployerGrowthCapitalStarburstValueContrarianShort-Term,Company
               CompanyEquityPreservationMoneyEquityEquity High Quality StockUnallocatedCombined
   Assets  Stock FundFundFundMarket FundFundFundBond FundFundFundsFunds
Investments at fair value:
  Compass Bancshares, Inc.
    common stock    $ 16,635,146   -       -       -     -    -     43,375,6400       -      60,010,786
 Compass Bank, Inc. common trust funds     -   1,701,933     -    -    1,738,249 1,739,907
38,999                         -       -       5,219,088
 GIC mutual fund - Capital Preservation Fund        -       -  4,434,695      -      -         -        -         -
- -                            4,434,695
 Money market fund             56,310       -       -  1,524,754         -        -       -
1,196                          593     1,582,853
 Loans to participants              -       -       -       -        -        -      -         -    29,503   29,503
                               16,691,456      1,701,933       4,434,695 1,524,
754                                1,738,249          1,739,907          38,999
43,376,836                     30,096  71,276,925
Dividends and interest
 income receivable             175,133      -  22,775   7,860        -        -      -    437,998       -   643,766
Cash                           37,942  27,683  56,153  193,297  27,862   31,417      -         1    1,343   375,698
Employee contributions receivable      48,831  12,386  20,478    4,740   12,373   12,588      51        -         -
111,447
Employer contributions receivable      449,128      -       -        -        -      -         -    2,541,045           -
2,990,173
Due from broker                175,491      -       -       -       -        -      -         -        -   175,491
  Total assets                 17,577,981      1,742,002       4,534,101  1,730
,651                               1,778,484          1,783,912          39,050
46,355,880                     31,439  75,573,500
    Liabilities
Due to broker                       -       -       -       -        -        -      -    1,471,719     -   1,471,719
  Total liabilities                 -       -       -       -       -        -       -     1,471,719    - 1,471,719
  Net assets available for plan benefits    $  17,577,981      1,742,002  4,534
,101                           1,730,651       1,778,484       1,783,912 39,050   44,884,161
31,439                         74,101,781



                              Fund A -Fund B -Fund C -Fund D - Fund E - Fund F - Fund G - ESOP -
                             Employee/EmployeeEmployeeEmployee Employee Employee EmployeeEmployer
                              Employer Growth CapitalStarburst  Value  ContrarianShort-Term,Company
                              Company  EquityPreservationMoney  Equity   EquityHigh QualityStock   Combined
       Assets                Stock Fund Fund    FundMarket Fund  Fund     Fund  Bond Fund  Fund     Funds
Investments at fair value:
 Compass Bancshares, Inc.
  common stock               $ 14,757,974      -       -       -         -       -         41,913,916         -
56,671,890
 Compass Bank, Inc. common trust funds         -       1,397,815         -       -       1,501,445          1,514,646      -
- -                          4,413,906
 Deposit administration contract            -    -     5,155,623         -       -         -        -         -
5,155,623
 Money market fund             13,459   2,921   9,785  2,312,227         -       -        5,000     45,051        2,388,443
 Loans to participants              -       -       -       -        -        -        -   68,777    68,777
                               14,771,433      1,400,736       5,165,408 2,312,
227                            1,501,445       1,514,646       41,918,916        113,828   68,698,639
Dividends and interest
 income receivable             127,614     53  23,494   5,988        -        -  362,825     105    520,079
Cash                                3       -       -       1        -        -       30      51         85
Employee contributions receivable      32,847  22,713  18,843    4,002        -        -      -          -        78,405
Employer contributions receivable      221,034      -       -        -        -        -    439,375       -        660,409
  Total assets                 15,152,931      1,423,502       5,207,745  2,322
,218                           1,501,445       1,514,646       42,721,146        113,984   69,957,617
    Liabilities
Cash overdraft                  8,166       -       -       -        -        -        -       -     8,166
  Total liabilities             8,166       -       -       -        -        -        -       -      8,166
  Net assets available for plan benefits    $  15,144,765      1,423,502  5,207
,745                           2,322,218       1,501,445       1,514,646  42,72
1,146                          113,984 69,949,451

                              Fund A -Fund B -Fund C -Fund D - Fund E - Fund F - Fund G - ESOP -
                             Employee/EmployeeEmployeeEmployee Employee Employee EmployeeEmployer
                              Employer Growth CapitalStarburst  Value  ContrarianShort-termCompany
                              Company  EquityPreservationMoney  Equity   EquityHigh-qualityStock UnallocatedCombined
       Assets                Stock Fund Fund    FundMarket Fund  Fund     Fund  Bond Fund  Fund     Funds   Funds

Investment income:
 Dividends - Compass Bancshares, Inc.
   common stock             $ 670,028       -       -       -        -       -         -   1,755,617        -
2,425,645
 Interest                      4,488      335  288,491 75,666        5       5         -    4,660  5,154   378,804
     Net investment income    674,516     335  288,491 75,666        5       5         -   1,760,277        5,154
2,804,449

Net realized gain on sale of investments       41,849  21,944        -       -    19,677    55,908      -    10,435
- -    149,813

Unrealized appreciation (depreciation) of
 investments                  (358,969)        (39,926)          -      -       (13,609)   81,590      8   (161,181)
- -    (492,087)
                              357,396  (17,647)        288,491   75,666  6,073   137,503         8  1,609,531           5,154
2,462,175
Contributions:
  Employee                     1,230,926        466,718 495,474   112,064 230,5
45   231,747                  51      -       380     2,767,905
 Employer                     1,442,956        -       -         -       -       -         -
2,541,045                     -        3,984,001
                               2,673,882        466,718 495,474   112,064 230,5
45   231,747                  51       2,541,045       380       6,751,906

Distributions paid to participants     (1,038,454)     (443,963) (1,141,693)     (382,162) (52,302) (52,288)            -
(1,993,830)                   (2,612)  (5,107,304)
Rollovers and transfers       440,392  313,392 (315,916)         (397,135)       92,723    (47,696) 38,991    6,269
(85,467)                      45,553
     Net increase (decrease)           2,433,216       318,500   (673,644)       (591,567) 277,039  269,266  39,050
2,163,015                     (82,545) 4,152,330
Net assets available for
 Plan benefits:
   Beginning of year          15,144,765       1,423,502         5,207,745       2,322,218 1,501,445        1,514,646
- -    42,721,146               113,984  69,949,451
   End of year              $ 17,577,981       1,742,002         4,534,101       1,730,651 1,788,484        1,783,912
39,050                        44,884,161       31,439  74,101,781

                              Fund A -Fund B -Fund C -Fund D - Fund E - Fund F - Fund G - ESOP -
                             Employee/EmployeeEmployeeEmployee Employee Employee EmployeeEmployer
                              Employer Growth CapitalStarburst  Value  ContrarianShort-termCompany
                              Company  EquityPreservationMoney  Equity   EquityHigh-qualityStock   Combined
       Assets                Stock Fund Fund    FundMarket Fund  Fund     Fund  Bond Fund  Fund     Funds
Investment income:
 Dividends - Compass Bancshares, Inc.
   common stock             $ 484,312       -       -       -        -       -   1,463,314   208   1,947,834
 Interest                      5,634      746  231,751 82,296        -       -     2,433   29,266  352,126
     Net investment income    489,946     746  231,751 82,296        -       -   1,465,747 29,474  2,299,960

Net realized gain on sale of investments       30,472   5,196        -       -     5,807   6,176   45,957         -
93,608

Unrealized appreciation (depreciation) of
  investments                  (1,109,644)      60,125       -        -   156,7
50   154,184                  (3,062,256)      -       (3,800,841)
                               (589,226)        66,067  231,751   82,296  162,5
57   160,360                (1,550,552)        29,474  (1,407,273)
Contributions:
  Employee                     974,886  218,434 489,749 116,293   218,434 218,4
33   -                        288      2,236,517
 Employer                     1,221,153        -       -         -       -       -         2,643,680        -
3,864,833
                               2,196,039        218,434 489,749   116,293 218,4
34   218,433                  2,643,680        288     6,101,350

Distributions paid to participants     (1,128,913)     (83,087)  (159,738)       (337,866) (83,087)         (83,087)
(2,225,982)                   (128,151)        (4,229,911)
Rollovers and transfers       781,536  151,048 1,483,214         (1,311,986)     150,797   150,058 (415,697)
(204,151)                     784,819
     Net increase (decrease)           1,259,436       352,462   2,044,976       (1,451,263)
448,701                       445,764  (1,548,551)     (302,540) 1,248,985

Net assets available for
 Plan benefits:
   Beginning of year          13,885,329       1,071,040         3,162,769       3,773,481 1,052,744        1,068,882
44,269,697                    416,524  68,700,466
   End of year              $ 15,144,765       1,423,502         5,207,745       2,322,218 1,501,445        1,514,646
42,721,146                    113,984  69,949,451


                              Fund A -Fund B -Fund C -Fund D - Fund E - Fund F - Fund G - ESOP -
                             Employee/EmployeeEmployeeEmployee Employee Employee EmployeeEmployer
                              Employer Growth CapitalStarburst  Value  ContrarianShort-termCompany
                              Company  EquityPreservationMoney  Equity   EquityHigh-qualityStock   Combined
       Assets                Stock Fund Fund    FundMarket Fund  Fund     Fund  Bond Fund  Fund     Funds
Investment income:
 Dividends - Compass Bancshares, Inc.
   common stock             $ 371,138       -       -       -        -       -   1,190,205     -   1,561,343
 Interest                      4,159      629  187,666 186,133       -       -     4,913   47,641  431,141
     Net investment income    375,297     629  187,666 186,133       -       -   1,195,118 47,641  1,992,484

Net realized gain on sale of investments       45,243      79        -       -         -       -        7         -
45,329

Unrealized appreciation (depreciation) of
 investments                  2,596,911        39,854       -        -   56,512  105,907    8,770,643       (1,342)
11,568,485
                              3,017,451        40,562  187,666   186,133 56,512  105,907    9,965,768        46,299
13,606,298
Contributions:
  Employee                     802,046  192,818 433,065 127,526   192,818 192,8
17   3,524                    45,461   1,990,075
 Employer                     635,420       -       -       -        -       -   2,638,365 2,872   3,276,657
                               1,437,466        192,818 433,065   127,526 192,8
18   192,817                  2,641,889        48,333  5,266,732

Distributions paid to participants     (2,548,585)     -         (96)    -       -         -
(2,298,953)                   (93,614) (4,941,248)
Rollovers and transfers       1,975,360        196,209 (204,953) (1,415,191)     148,954   181,645   (10)   415,506
1,297,520
      Net increase (decrease)           3,881,692       429,589   415,682 (1,10
1,532)                        398,284  480,369 10,308,694        416,524  15,22
9,302
Net assets available for
 Plan benefits:
   Beginning of year          10,003,637       641,451 2,747,087 4,875,013       654,460   588,513
33,961,003                    -     53,471,164
   End of year              $ 13,885,329       1,071,040         3,162,769       3,773,481 1,052,744        1,068,882
44,269,697                    416,524  68,700,466


          Item 27a - Schedule of Assets Held for Investment Purposes
                       As of December 31, 1994 and 1993

                                    December 31, 1994
                          Number of        Fair value per Fair
                         shares/units   Costshare or unitvalue
   Common stock -
 Compass  Bancshares,  Inc.  *       2,727,763     $       34,662,895      22.00
   60,010,786
   Compass Bank, Inc. common trust funds- *
     Employee Benefit Asset
         Growth  Fund  -  Burridge         27,602       1,498,156           61.66
   1,701,933
     Employee Benefit Value
       Equity Fund - Wedge  36,088     1,450,615 48.17   1,738,249
     Employee Benefit Contrarian
       Equity Fund - Chicago
       Asset Management     57,007     1,350,930 30.52   1,739,907
     Employee Benefit Short-Term,
       High Quality Bond Fund        2,885        38,991      13.52     38,999
                           123,582     4,338,692         5,219,088
   Deposit administration
     contract              443,470     4,434,695 10.00   4,434,695
   Compass Bank, Inc. Starburst
     Money Market Fund *   1,582,853   1,582,853  1.00   1,582,853
   Loans to participants    29,503      29,503    1.00    29,503
                                                   $                       45,048,638
   71,276,925
                                                                    Schedule IV






                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                Item 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1994

                 Description of                 Current value
    Identity of asset in numberPurchaseSellingCost ofof asset on      Net gain
   party involved  of shares  price   price  assettransaction date    (loss)
Purchase of investments:
 Compass Bancshares, Inc.
   common stock - Capital
   Preservation Fund *297,534 $7,009,431  -  7,009,4317,009,431   -

 Commonwealth Life Insurance
   Guaranteed Insurance Contract445,286    4,452,860     - 4,452,860   4,452,860 -

Sale of investments:
 Commonwealth Life Insurance
    Guaranteed Insurance Contract4,395,536  4,395,5364,395,5364,395,536     4,395,536
- -

                                 SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         COMPASS BANCSHARES, INC. EMPLOYEE STOCK OPTION PLAN
                         ---------------------------------------------------
                                           (Name of Plan)

June 29, 1995                                           /s/ Garrett R. Hegel
- -------------                                       ------------------------
    DATE                                                    GARRETT R. HEGEL
                                                     CHIEF FINANCIAL OFFICER

                                  EXHIBITS


Exhibit (23) - Consents of experts and counsel